Exhibit 99.2

     For Immediate Release

Contact:Dr. Gérard Soula, C.E.O	Stephen H. Willard, C.F.O.
Tel.: (33) 4-72-78-34-34	Tel: (202) 862-8400
Fax: (33) 4-72-78-34-35	Fax: (202) 862-3933
E-Mail: Soula@flamel.com	E-Mail: Willard@flamel.com

Human Studies show Flamel Technologies’ Medusa® Protein
Delivery System BASULIN® Challenges Lantus®
for the 24-hour Controlled Release of Insulin

LYON, France—(Business Wire)—March 24, 2003—Flamel Technologies S.A. (NASDAQ:FLML - news) announced today that the results of its second human clinical trial on BASULIN® have been completed, with excellent results. The trial, which was conducted on 16 healthy volunteers using the clamp technique, showed that BASULIN provided a similar pharmacokinetic profile to the Aventis product, Lantus®, with at least the same efficacy.

Dr Gerard Soula, president and ceo of Flamel explained: ‘Our first clinical trial proved the concept of our controlled-release, 24-hour insulin against the Novo Nordisk product, NPH. This new study was designed to compare our optimized formulation of BASULIN with Lantus, a recently introduced product which is increasingly recognized as the best long-acting product to treat Type I and Type II diabetes.’ The study was designed to measure the efficacy of BASULIN versus Lantus by infusing glucose over a twenty-four hour period in order to compensate for the hypoglycemic effect of the insulin release by the two formulations.

Dr. Soula continued: ‘We are very excited by the results which show that BASULIN released insulin during a twenty-four hour period at a constant rate with good bioavailability and excellent local tolerance. I believe that this is a key technical and clinical milestone for the development of BASULIN.’

‘Among BASULIN’s many advantages,’ continued Dr. Soula, ‘the most important is that BASULIN is a controlled release of human insulin, not an artificial insulin like Lantus. It is recognized that the most significant breakthough for insulin therapy has been the use of human insulin, instead of bovine or porcine insulin, which are different by one or two amino acids in the sequence of the protein. Flamel’s goal with BASULIN is to deliver human insulin in order to reduce the risk of potential immune response which can be created by non-human insulin, such as artificial or animal insulins. I believe controlled-release human insulin products are what physicians and patients have been seeking for decades.’

Flamel is preparing a Phase II-a study of Basulin, while actively negotiating with a number of major biopharmaceutical companies for the licensing of this product.

Dr. Soula also announced that: ‘Flamel intends also to do a human clinical study with its Medusa® formulation of interferon alpha, versus pegylated interferon. We expect these studies will show the potential of our Medusa technology.’

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Micropump® technology is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® nano-particulate technology is designed to deliver therapeutic proteins. Flamel’s expertise in polymer science has also been instrumental in the development of a photochromic eyeglass lens product now marketed by Corning Inc.

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2001. Flamel assumes no obligation to update any forward-looking statements. The name Lanus® is a trademark of Avantis Pharmaceuticals.